EXHIBIT 99.1

Aura Minerals Announces Update to CAPEX Guidance Including Construction of the Era Dorada Project

ROAD TOWN, British Virgin Islands, April 13, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO, B3: AURA33) (“Aura” or the “Company”) announces that its Board of Directors approved, on this date, the commencement of construction of the Era Dorada Project. As a result, the Company will update its capital expenditure (CAPEX) Guidance to include the project’s construction phase. The CAPEX was previously disclosed on February 26, 2026, prior to the approval of the construction of the Era Dorada project, considering only the investments related to early works, also announced on January 06, 2026. Following the approval of the construction phase, Expansion CAPEX Guidance was revised from a range of US$111 million at the low end and US$130 million at the high end to a new range of US$262 million and US$314 million, respectively. This updated amount reflects the full scope of the project, with the breakdown of the total CAPEX by mine detailed below.

	Range
Expansion CAPEX Guidance 2026 (Updated)	Low	High
Expansion (Updated)	262	314
Sustaining (As released on 02.26.26)	105	123
Exploration (As released on 02.26.26)	19	25
Total CAPEX (Updated)	386	463

Considering that the Sustaining and Exploration CAPEX remains the same released on February 26, 2026, the updated total CAPEX Guidance for 2026 was US$236 million at the low end and US$278 million at the high end to a new range of US$386 million and US$453 million, respectively.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Report on Form 20-F filed with the SEC for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com